Exhibit 12.4
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

($ in thousands)
Twelve Months Ended September 30,	2007	2006	2005	2004	2003

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3758	0.3768	0.3469	0.3566	0.3807
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6242	0.6232	0.6531	0.6434	0.6193
Pre-Tax Preferred Stock Dividends	$2,115	$2,118	$2,021	$2,052	$2,131

FIXED CHARGES:
Interest Expense	$44,621	$43,316	$40,319	$42,106	$42,309
Amortization of Debt Premium, Discount and Expense	471	566	821	426	855
Interest Component of Rentals	1,288	1,185	1,266	968	594

Total Fixed Charges	46,380	45,067	42,406	43,500	43,758
Pre-Tax Preferred Stock Dividends	2,115	2,118	2,021	2,052	2,131

Total Fixed Charges and Preferred Stock Dividends	$48,495	$47,185	$44,427	$45,552	$45,889

EARNINGS:
Net Income before Dividends on Preferred Stock	$90,500	$85,841	$89,213	$96,590	$110,898
Add:
Income Taxes	54,497	51,902	47,393	53,544	68,167
Total Fixed Charges	46,380	45,067	42,406	43,500	43,758

Total Earnings	$191,377	$182,810	$179,012	$193,634	$222,823

Ratio of Earnings to Fixed Charges and Preferred Dividends	3.9	3.9	4.0	4.3	4.9